Orrick, Herrington & Sutcliffe LLP 51 WEST 52ND STREET New York, NY 10019-6142 +1 212 506 5000 orrick.com Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

April 2, 2021

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2016-P6 Form 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Response Dated February 12, 2021 File No. 333-207132-09

Dear Ms. Hsu:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Forms 10-D and ABS-EE (the “Filings”). On behalf of the Registrant, we thank you for your letter, dated February 17, 2021, transmitting the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filings and the Registrant’s February 12, 2021 response to your comment letter dated January 29, 2021.

Below are our responses, on behalf of the Registrant, to each of the comments included in your letter dated February 17, 2021. The responses follow each of the Staff’s comments, which have been retyped in italics below.

Forms 10-D and ABS-EE

1.        We continue to have questions as to why P&I advances were made during the forbearance period. The pooling and servicing agreement requires P&I advances for the period in which payments are due. During the forbearance period, no payments were actually due, which is also reflected in the reporting status for the loan as “current” (after the servicer’s reporting delay noted in the response to our prior comment 1). Given that the forbearance agreement sets forth the length of forbearance as well the terms under which the borrower is expected to pay after the forbearance period expires, we do not understand the basis for your statement that the loan was not “permanently” modified by the forbearance agreement. If you continue to believe that the payment due date and/or payment terms of the loan were not modified by the forbearance

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agreement, please provide us with your legal analysis for this belief. Your legal analysis should identify which provisions of the forbearance agreement cause you to believe that the loan was not modified. Please also provide us with a supplemental copy of the forbearance agreement.

As previously noted, asset number 13 (referred to herein as the “Subject Loan”) in Exhibit 102 to the Form ABS-EE of Citigroup Commercial Mortgage Trust 2016-P6, filed on November 27, 2020, is part of a loan combination (the “Loan Combination”) evidenced by multiple notes. The lead note in the Loan Combination is included in a private single asset securitization (“BBCMS 2016-ETC”), and the entire Loan Combination is being serviced by Wells Fargo Bank, National Association (“Wells Fargo”), as servicer (the “Lead Servicer”), and Aegon USA Realty Advisors, LLC, as special servicer, pursuant to the trust and servicing agreement for BBCMS 2016-ETC Mortgage Trust (the “Lead TSA”). The Subject Loan, which is included in Citigroup Commercial Mortgage Trust 2016-P6 (the “P6 Trust”), is evidenced by a non-lead note in the Loan Combination and is master serviced by Midland Loan Services, a Division of PNC Bank, National Association (“Midland”), as master servicer (the “P6 Master Servicer”), pursuant to the pooling and servicing agreement (the “P6 PSA”) with respect to the P6 Trust. Accordingly, the Subject Loan is an “Outside Serviced Mortgage Loan” (as defined in the P6 PSA) that is serviced under the Outside Servicing Agreement (i.e. the trust and servicing agreement for BBCMS 2016-ETC) by the Lead Servicer.

The Standstill Agreement

The Borrower and the Lead Servicer executed a Standstill Agreement on July 7, 2020 (the “Standstill Agreement”), pursuant to which the lender agreed to the following: “a moratorium of six payments of the Monthly Debt Service Payment Amount ("Payment Accommodation") beginning with the Payment Date on June 5, 2020 and continuing through and including the earlier of (i) the Payment Date on November 5, 2020 or (ii) the occurrence of a Termination Event (the "Termination Date"). The aggregate amount of the Monthly Debt Service Payment Amount accruing but unpaid by Borrower due to the Payment Accommodation shall be referred to herein as the "Moratorium Period Payments".” Capitalized terms used under this “The Standstill Agreement” heading and not defined herein have the meanings assigned thereto in the Standstill Agreement.

Pursuant to Section 2(c) of the Forbearance Agreement, the Borrower expressly acknowledged that as a result of the Payment Accommodation and the terms of the Standstill Agreement, the servicer may be obligated make certain Interest Advances to investors in the amount of the Moratorium Period Payments relating to the Monthly Debt Service Payment Amount, and that the Borrower was required to reimburse the servicer for Advance Interest accruing at the “Prime Rate” on such outstanding Interest Advances.

Pursuant to Section 2(b) of the Standstill Agreement: “…[O]n each Payment Date beginning with the first Payment Date after the Termination Date (which, absent a Termination Event, is expected to be December 5, 2020), the Payment Obligations [(which is the sum of the

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Moratorium Period Payments, any Advance Interest and certain special servicing fees)] shall be due and payable in 18 approximately equal monthly installments (each, an "Installment Payment", and collectively, the "Installment Payments") until such Payment Obligations are paid in full (the "Repayment Period").”

Section 2(d) of the Standstill Agreement provided the following: “Borrower hereby acknowledges that this Agreement does not reduce in any manner the amount of principal or interest due under the Note or other Loan Documents. Neither the Payment Accommodation nor any other term or provision in this Agreement will change the amortization schedule for the Loan. Following the Termination Date, each regularly scheduled Monthly Debt Service Payment Amount, in addition to required deposits into the Reserve Funds, shall be due and payable as set forth in the Loan Documents (as modified hereby) in addition to the Installment Payments as set forth herein.” (emphasis added)

Pursuant to the Standstill Agreement, the forbearance period was to terminate upon the occurrence of a Termination Event, which included the Borrower’s failure to fully comply with the terms of the Standstill Agreement at any time or repay in full all deferred Monthly Debt Service Payment Amounts and Advance Interest on any P&I Advances made by the servicer during the forbearance period. If a Termination Event were to occur, the Lead Servicer’s agreement to forbear would immediately terminate, default interest and late charges would relate back to the initial monthly payment during the forbearance period (June 5, 2020) and the Lead Servicer could pursue further enforcement action.

The express terms of the Standstill Agreement provided that the forbearance period was merely a “moratorium” and the Monthly Debt Service Payment Amounts continued to accrue and be due and payable. The Moratorium Period Payments represent late payments of the unpaid Monthly Debt Service Payment Amounts that the Lead Servicer would accept without exercising remedies if the Installment Payments were repaid as agreed. At the end of the Repayment Period, the Borrower was required to make the lenders and the P6 Trust whole and return the loan to its pre-existing status (i.e. its status quo), as though the Payment Accommodation never occurred.

Therefore the Standstill Agreement did not effect, and none of the parties intended it to effect, any permanent modification of the terms of the Subject Loan, but rather a temporary moratorium to provide the Borrower with time to recover from the unexpected cessation of its operations and the cash flow interruption brought about by COVID-19. Accordingly, the Standstill Agreement did not formally modify the payment terms of the underlying Loan Documents – i.e. the payments were still due and owing - just not at that moment - and upon the expiration of the Repayment Period, the Subject Loan was returned to its status quo.

Reliance by the P6 Master Servicer on the Lead Servicer

The P6 PSA provides that the Master Servicer’s and the Special Servicer’s obligations and responsibilities and authority with respect to each Outside Serviced Mortgage Loan are limited by

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and subject to … the rights of the related Outside Servicer and the related Outside Special Servicer with respect thereto under the applicable Outside Servicing Agreement. No party to the P6 PSA has any obligation or authority to supervise any Outside Servicer or Outside Special Servicer. Further, the obligation of the Master Servicer to provide information to any Person with respect to the Outside Serviced Mortgage Loans is dependent on its receipt of the corresponding information from the related Outside Servicer or the related Outside Special Servicer, as applicable. Thus, absent a clear breach by the Lead Servicer of certain of its obligations under the Lead TSA with respect to the Subject Loan, the P6 Trust and its agents (including the P6 Master Servicer) are entitled, and required, to rely on the servicing determinations and reporting of the Lead Servicer.

Under the Lead TSA, “Accepted Servicing Practices” means, in general, that the Lead Servicer is contractually required to service and administer the Subject Loan (as determined by the Servicer or the Special Servicer, as applicable, in the exercise of its good faith and reasonable judgment), in accordance with applicable law, the terms of the Lead TSA, the Co-Lender Agreement and the Loan Documents and, to the extent consistent with the foregoing, the following standards: (i) (a) in the same manner in which and with the same care, skill, prudence and diligence with which the Servicer or the Special Servicer, as applicable, services and administers similar loans and manages foreclosed or other similarly situated properties for third parties, giving due consideration to customary and usual standards of practice of prudent institutional commercial mortgage lenders in servicing their own loans, or (b) with the care, skill, prudence and diligence the Servicer or the Special Servicer, as applicable, uses for loans which it owns or for foreclosed or other similarly situated properties which it owns and manages, whichever is higher; (ii) with a view to the timely collection of (a) all scheduled payments of principal and interest under the Mortgage Loan or, if the Mortgage Loan comes into and continues in default and if no satisfactory arrangements can be made for the collection of the delinquent payments, the maximization of the recovery on the Mortgage Loan to the holders on a net present value basis.

Accepted Servicing Practices (sometimes referred to as the Servicing Standard) is the fundamental contractual obligation of servicers under any CMBS servicing agreement and creates the standard by which CMBS servicers are required to conduct the business of servicing commercial and multifamily mortgage loans. Other than the requirements to comply with certain PSA mechanics in accordance with, and to generally service in accordance with, Accepted Servicing Practices, the Lead PSA does not script a one size fits all process for dealing with a COVID-19 type pandemic or any other unexpected interruption in business as usual. The Lead Servicer is required to exercise its good faith and reasonable judgement in addressing such servicing issues in accordance with Accepted Servicing Practices. The Lead Servicer’s judgment to forbear in the case of the Subject Loan could not be deemed unreasonable, or in conflict with “customary and usual standards of practice of prudent institutional commercial mortgage lenders in servicing their own loans,” particularly in light of the extraordinary measures taken at federal and state levels to combat the COVID-19 pandemic.

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Further, with respect to the reporting status of the Subject Loan by the Lead Servicer, the Lead Servicer is contractually required pursuant to the terms of the Lead TSA to utilize the CREFC® “IRP” (Investor Reporting Package). This is not optional. The “CREFC® IRP” is generally defined in the Lead TSA as certain reports in the form of, and containing the information called for in, the form report published on the CREFC® website and also expressly includes “such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally”. The “CREFC® Reports” are generally defined as, collectively, certain specified reports, as such may be amended, updated, or supplemented from time to time as part of the CREFC® “IRP” (Investor Reporting Package). (emphasis added)

In May of 2020, CREFC issued a best practice document with respect to modification and forbearance agreements (the “Forbearance Best Practices”), which supplemented the CREFC® IRP 8.0 and recommended that, if a forbearance agreement is in place, the loan should be reported as “current” during the forbearance period.1 We understand that the CREFC® IRP (which includes Forbearance Best Practices) was drafted with the input of many industry participants (including investors) and, as such, it would be reasonable, if not mandatory, for the Lead Servicer and the P6 Master Servicer to take into account the Forbearance Best Practices in servicing and administering the Subject Loan in a manner that comports with Accepted Servicing Practices. Further, each of the Lead Servicer and the P6 Master Servicer are contractually obligated to follow the CREFC® IRP reporting regime, which includes modifications, updates, and supplements to the CREFC® IRP from time to time (including the Forbearance Best Practices). The most recent CREFC® IRP reporting package, CREFC IRP 8.0, expressly incorporates Forbearance Best Practices.2 Notably, also, CREFC’s website specifically states that the CREFC IRP “…consists of the data files, supplemental reports and best practices as outlined below…”(emphasis added)3

As far as the P6 Trust was concerned, the P6 Master Servicer was required to act based on information from the Lead Servicer. There was no reason to suspect that the Lead Servicer had

1 The Forbearance Best Practices, which supplements the CREFC IRP 8.0, provides that mortgage “loans classified as being in forbearance (and performing under such forbearance) during COVID-19 should be reported as “CURRENT” (Code “0” for Payment Status of Loan (L40)) to the extent allowable under the terms of the PSA.”

2 For example, the CREFC® Historical Loan Modification/Forbearance and Corrected Loan Report is defined under the P6 PSA as such report “substantially in the form of and containing the information called for therein for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.” Further, the CREFC IRP 8.0 Historical Loan Modification/Forbearance and Corrected Loan Report (HLMFCLR) states at the end that “For additional discussion regarding loan modification and forbearance reporting, please refer to Section IX - Loan Modification/Forbearance Best Practices.” Section IX was supplemented by the Forbearance Best Practices.

3 https://www.crefc.org/cre/content/learn/irp/archives/crefc-irp-8-0.aspx

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done anything other than perform its obligations under the Lead TSA in (i) exercising its reasonable judgment under Accepted Servicing Practices to enter into the Standstill Agreement which provided for a temporary moratorium (i.e. a forbearance) regarding certain Monthly Debt Service Payments rather than a permanent modification of the Subject Loan4, and (ii) reflecting the Subject Loan in the CREFC® Reports as in forbearance (rather than permanently modified) and “current” (commencing with the August 2020 reporting period).5

P&I Advancing under the P6 PSA

Notwithstanding that the Subject Loan is an Outside Serviced Mortgage Loan, the P6 Master Servicer is contractually obligated to make P&I Advances on the Subject Loan in accordance with the terms and provisions of the P6 PSA, and the making of such P&I Advances by the P6 Master Servicer complied in full with (i) the specific terms governing P&I Advances and (ii) the overarching contractual “Servicing Standard” which governs the P6 Master Servicer’s obligations under the P6 PSA. Specifically:

Under the P6 PSA, “Servicing Standard” means, in general, that the P6 Master Servicer is contractually required to service and administer the Subject Loan in accordance with the terms of the P6 PSA and in accordance with the following: (i) the higher of the following standards of care:

 4 FORBEARANCE BEST PRACTICES provides that: “In addition to an increase in the number of modified loans, there has been a significant increase in the number of instances where a servicer has entered into a forbearance agreement with a borrower. While modification and forbearance agreements can be similar in many ways, the booking of payments, advancing obligations, and the investor reporting standards can be different. Therefore, it is important to have a uniform understanding of what qualifies as a modification and what should be classified as a forbearance. It is equally important to ensure there is clear and prompt communication between the reporting providers to ensure payments are applied appropriately and the investor reporting package provides sufficient information... Forbearance vs. Modification…When is it a modification and when is it forbearance? The answer to the question is a question: At the end of the forbearance period does the loan have the same terms (all terms, monetary and non-monetary) as it did prior to the forbearance? Such forbearance period includes any period of relief and repayment if applicable. A forbearance should be an event whereby all obligations still exist or have been satisfied. Strictly speaking, forbearance is simply the reservation of the noteholder’s rights and is not indicative of permanent changes to the monetary terms of a loan, as in a modification. Such forbearance can include any type of relief and/or other action where the servicer will, for a time, forbear from exercising remedies (including for example any default associated with repurposing reserves or payment relief).” (emphasis added)

5 It should be noted that Wells also made P&I advances on the portion of the Loan Combination that was included in BBCMS 2016-ETC during the subject forbearance period, as (we understand) the other servicers holding a piece of the Loan Combination also did. According to Wells Fargo’s 10-K, it was Well’s general policy to advance P&I on loans in forbearance, and the following was stated therein: “The amount and timing of reimbursement of advances of delinquent payments vary by investor and the applicable servicing agreements. Due to continued customer requests for payment deferrals as a result of the COVID-19 pandemic, the amount of our servicing advances of principal and interest remained elevated. The amount of these advances may continue to increase if additional payment deferrals are provided. Payment deferrals also delay the collection of contractually specified servicing fees, resulting in lower net servicing income. In accordance with applicable servicing guidelines, delinquency status continues to advance for loans with COVID-related payment deferrals . . .”

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(A) with the same care, skill, prudence and diligence with which the Master Servicer services and administers comparable mortgage loans with similar borrowers for other third-party portfolios (giving due consideration to the customary and usual standards of practice of prudent institutional commercial mortgage lenders servicing their own mortgage loans); and (B) with the same care, skill, prudence and diligence with which the Master Servicer services and administers comparable mortgage loans owned by the Master Servicer and in either case, exercising reasonable business judgment and acting in accordance with applicable law and the terms of the respective Serviced Loans; (ii) with a view to: the timely recovery of all payments of principal and interest, including Balloon Payments, under the mortgage loans.

Section 4.06 of the P6 PSA provides as follows: “On the Master Servicer Remittance Date immediately preceding each Distribution Date, the Master Servicer shall….make a P&I Advance by remittance to the Certificate Administrator … in an amount equal to the sum of the Applicable Monthly Payments for each Mortgage Loan … to the extent such amounts were not received by the Master Servicer on such Mortgage Loan as of the close of business on the Business Day immediately preceding… such Master Servicer Remittance Date…..” However, the P6 Master Servicer is not obligated to make a P&I Advance as to any Monthly Payment on any date if the P6 Master Servicer or the P6 Special Servicer determines that such Advance will be a Nonrecoverable Advance.

“Applicable Monthly Payment” under the P6 PSA means, “[f]or any Mortgage Loan (including an Outside Serviced Mortgage Loan) with respect to any month … the Monthly Payment; …and provided, further, that for purposes of determining the amount of any P&I Advance, the Monthly Payment shall be as reduced [as opposed to deferred] pursuant to any modification of a Mortgage Loan … pursuant to the applicable Outside Servicing Agreement, or pursuant to any bankruptcy, insolvency, or other similar proceeding involving the related Mortgagor.”

“Monthly Payment” under the P6 PSA means, “[w]ith respect to any Mortgage Loan … and any Due Date, the scheduled monthly payment of principal (if any) and interest at the related Mortgage Rate, which is payable by the related Mortgagor on such Due Date under the related Note or Notes….”

As a result of the foregoing, the P6 Master Servicer was contractually obligated to make a P&I Advance on the Subject Loan in an amount equal to the sum of the Applicable Monthly Payments for such Mortgage Loan each month to the extent not received as of the close of business on the Business Day immediately preceding the Master Servicer Remittance Date in such month. Any such P&I Advances would only be reduced if and to the extent the Subject Loan was “modified” (i.e., subject to permanent modification of its payment terms as opposed to a forbearance) under the Outside Servicing Agreement or if and to the extent the P&I Advance was determined to be a Nonrecoverable Advance.

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According to Midland and as discussed above, Wells Fargo, as Lead Servicer, informed Midland that the Standstill Agreement was a forbearance. Further, the Standstill Agreement forwarded to Midland by the Lead Servicer clearly provided that the Moratorium Payments continued to accrue and remained due and owing and, at the end of the Repayment Period, the Subject Loan would be returned to its status quo. The Standstill Agreement expressly did “not reduce in any manner the amount of principal or interest due under the Note or other Loan Documents” or make any changes to the amortization schedule. Accordingly, Midland was required to advance unless it determined that the P&I Advances would be nonrecoverable. Since Midland did not determine such advances to be nonrecoverable, Midland made the P&I Advances in accordance with the requirements of Section 4.06(a) of the P6 PSA.

Pursuant to the terms of the P6 PSA, the P6 Master Servicer is required to include in its reporting (including its Schedule AL reporting) the information the P6 Master Servicer receives from Wells Fargo generally, including with respect to whether the Standstill Agreement is a forbearance or a permanent modification. In particular, pursuant to Section 4.02(b) of the P6 PSA, “[w]ith respect to each Outside Serviced Mortgage Loan, the Master Servicer shall include the analogous CREFC® Schedule AL File and/or Schedule AL Additional File, as applicable, information that it receives from the related Outside Servicer under the applicable Outside Servicing Agreement in the single CREFC® Schedule AL File and/or Schedule AL Additional File, as applicable, that it delivers to the Certificate Administrator for the subject Distribution Date. Under the P6 PSA the P6 Master Servicer does not have the authority or right to substitute its judgment for that of the Lead Servicer regarding the servicing of the Subject Loan or to change the terms of the Standstill Agreement entered into by the Lead Servicer. Therefore, Midland reported that the Standstill Agreement was a forbearance consistent with the Lead Servicer’s reporting of the same, and made P&I Advances on the Subject Loan during the forbearance period while such payments were due and owing, all in compliance with its contractual requirements in the P6 PSA.6

It is clear that the P6 Master Servicer is contractually required to take into account industry practice in the performance of its obligations under the P6 PSA, given (i) the specific provisions governing P&I Advances in the P6 PSA noted above, (ii) the contractually mandated Servicing Standard (as defined in the P6 PSA) that requires consideration of the customary and usual standards of practice of prudent institutional commercial mortgage lenders, and (iii) the CREFC® IRP reporting regime that requires adherence to updates and supplements to the CREFC® IRP from time to time. There is significant industry support in CMBS for the continuance of P&I Advances on mortgage loans in forbearance. The Forbearance Best Practices, which we understand was prepared with industry input, provides in a discussion regarding when servicers should advance P&I that “[a]nother difference between modifications and forbearance is that

6 The P6 PSA provides that the “the Master Servicer … may rely in good faith on any document of any kind which, prima facie, is properly executed and submitted by any appropriate Person respecting any matters arising hereunder.”

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during forbearance, the borrower is considered still in default; therefore, the MS’s advancing role must be taken into consideration. Because the loan has not been formally modified, the MS is usually obligated to continue to advance at the original terms of the loan.”7 Further, the GSEs (as discussed under Question 2 below) have generally instituted policies mandating advancing on multifamily mortgage loans through any applicable forbearance period. Given the prominence of the GSEs in the commercial mortgage lending and servicing industry, they are typically viewed as leading examples of prudent institutional commercial mortgage lenders. Accordingly, the adoption by the P6 Master Servicer of the standards of practice utilized by the GSEs in their public reporting relating to loans subject to forbearance agreements would appear to be reasonable.

Based on the foregoing, the P6 Master Servicer was contractually obligated to make P&I Advances on the Subject Loan for as long as the payments thereunder continued to be due and owing, and would have been in breach of its obligations under the P6 PSA if it had not done so.

Advancing through forbearance periods, particularly in light of the market disruption brought about by the COVID-19 pandemic, serves the purpose of providing meaningful relief to Borrowers, limiting interruptions in cashflow to bondholders, and preventing bond write-downs, ratings downgrades, and property foreclosures that ultimately could produce a far more disastrous and negative outcome for various stakeholders in the commercial real estate industry, including in the form of ultimate significant realized losses and property value losses.

2.       In addition, we note your statement in your response to our prior comment 2 that investors expect the master servicer to advance principal and interest during the forbearance period. The offering documents and the underlying pooling and servicing agreement do not outline the special treatment of loans in forbearance as you have described in your response letter (i.e., that servicing advances are required during forbearance). Please tell us the basis for your statement that investors expect the master servicer to advance during the forbearance period.

The statement that investors expect the master servicer to advance principal and interest during the forbearance period comes from the Registrant’s and its affiliates’ many years of industry knowledge regarding the general desire of investors for timely receipt of current interest, bond liquidity, lack of ratings volatility, and minimization of principal losses, as well as conversations with industry organizations such as CREFC over the years and during the COVID-19 pandemic. In that regard, we would note the below, which contribute to the foregoing view:

7 From Forbearance Best Practices: “Advancing Considerations… Because the loan has not been formally modified, the MS is usually obligated to continue to advance at the original terms of the loan. As an example, if a loan is fully amortizing, but a Forbearance Payment of interest-only has been agreed upon, the MS would still be obligated to advance the principal portion of each monthly payment. Conversely, if the loan was formally modified to reflect such interest-only period, the MS would not be obligated to advance the principal portion and if the MS had previously advanced principal, before the modification was effective and reported, it would have the right to claw back those advances from the Trust.”

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•	The Prospectus delivered in connection with the Citigroup Commercial Mortgage Trust 2016-P6 securitization transaction (the “P6 Prospectus”) contained the following statements, upon which investors could rely, that advancing would continue for the life of the loan absent a permanent modification to the monthly debt service payments, and that advances are intended to maintain liquidity:

The master servicer is required to advance delinquent monthly debt service payments with respect to each mortgage loan (including any REO mortgage loan) in the issuing entity (including the outside serviced mortgage loans), unless it determines that the advance will be non-recoverable from collections on that mortgage loan.

The obligation of the Master Servicer or the Trustee, as applicable, to make Advances with respect to any Mortgage Loan pursuant to the Pooling and Servicing Agreement continues through the foreclosure of such Mortgage Loan and until the liquidation of such Mortgage Loan or the related Mortgaged Properties. Advances are intended to provide a limited amount of liquidity, not to guarantee or insure against losses.

•	The P6 Prospectus clearly sets forth the expectation that the certificates issued by the P6 Trust would initially carry certain ratings by the applicable rating agencies, the loss of which would have an adverse effect on the liquidity of such certificates. The lack of advancing would necessarily trigger interest shortfalls and potentially trigger ratings downgrades, given that rating agencies rate timely receipt of interest and only ultimate receipt of principal.

It is a condition to the issuance of each Class of Offered Certificates that it receives an investment grade credit rating from one or more NRSROs engaged by the Depositor to rate the Offered Certificates.

A securities rating on mortgage pass-through Certificates addresses credit risk and the likelihood of full and timely payment to the applicable certificateholders of all distributions of interest at the applicable pass-through rate on the Certificates in question on each distribution date and, except in the case of interest-only Certificates, the ultimate payment in full of the certificate balance of each Class of Certificates in question on a date that is not later than the rated final distribution date with respect to such Class of Certificates. A rating takes into consideration, among other things, the credit quality of the Mortgage Pool, structural and legal aspects associated with the Certificates in question, and the extent to which the payment stream from the Mortgage Pool is adequate to make payments required under the Certificates in question.

If any rating is revised or withdrawn … the liquidity, market value and regulatory characteristics of your offered certificates may be adversely affected.

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Any downgrading or unsolicited rating of a class of offered certificates to below “investment grade” may affect your ability to purchase or retain, or otherwise impact the regulatory characteristics, of those certificates.

•	Language from Wells Fargo’s 10-K evidenced an expectation on its part that advancing would continue during payment deferrals, despite the potential for reduced servicing compensation:

The amount and timing of reimbursement of advances of delinquent payments vary by investor and the applicable servicing agreements. Due to continued customer requests for payment deferrals as a result of the COVID-19 pandemic, the amount of our servicing advances of principal and interest remained elevated. The amount of these advances may continue to increase if additional payment deferrals are provided. Payment deferrals also delay the collection of contractually specified servicing fees, resulting in lower net servicing income. In accordance with applicable servicing guidelines, delinquency status continues to advance for loans with COVID-related payment deferrals.

•	The following language from the Freddie Mac 10-K for the fiscal year ended December 31, 2020 evidences the view of certain GSEs regarding forbearances and the need to continue advancing during a forbearance:

We have also provided support to the multifamily mortgage market, including by offering multifamily borrowers mortgage forbearance with the condition that they suspend all evictions during the forbearance period for renters unable to pay rent. Under our forbearance program, which is based on our existing natural disaster response program, multifamily borrowers with a fully performing loan as of February 1, 2020 can defer their loan payments for up to 90 days by showing hardship as a consequence of the COVID-19 pandemic and by gaining lender approval.

We report multifamily loans in forbearance as current as long as the borrowers are in compliance with the forbearance agreement, including the agreed upon repayment plan. Loans in forbearance are therefore not included in our multifamily delinquency rates if the borrowers are in compliance with their forbearance agreement. (emphasis added)

The majority of our multifamily loans are securitized using trusts that are administered by master servicers who bear responsibility to advance funds in the event of payment shortfalls, including principal and interest payments related to loans in forbearance. … In instances where payment shortfalls occur, the master servicer is required to make advances as long as such advances have not been deemed non-recoverable. (emphasis added)

•	According to the CRE Finance Council website, the CREFC Forbearance Best Practices (which generally recommend P&I advancing during a forbearance or payment deferral period) was prepared based on input from industry participants including, among others, servicers, certificate administrators, commercial and investment banks, rating agencies, and investors. Further, CRE

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Finance Council is a trade association that is comprised of various industry professionals, and a platform for establishing best practices, industry standards & federal policy.

3.       We also note your response to prior comment 1 indicating that industry best practices allow reporting of forbearances within two reporting cycles and your response to prior comment 3 noting that the servicer does not believe that there have been material instances of noncompliance to report for the previous fiscal year. Please be advised that Item 1122 of Regulation AB requires, among other things, that the servicer assess whether reports, which includes the filed asset-level data, are maintained in accordance with the transaction agreements and applicable Commission requirements. Item 1122 requirements do not involve an assessment against industry best practices. In addition, as we have noted in our comments above, we continue to have concerns that P&I advances were not made as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii). Item 1122(d)(2)(iii) does not involve a consideration of industry best practices. Accordingly, please confirm that the servicer’s assessments under Item 1122 take into consideration applicable transaction agreement provisions and Commission requirements rather than industry best practice guidelines. Please also advise as to why you continue to believe, in light of the observations outlined in this comment letter, that there were no material instances of noncompliance to report for the previous fiscal year in connection with these matters.

We continue to believe that, based on the foregoing analysis, the reports completed pursuant to the P6 PSA, including the filed asset-level data, were maintained in accordance with the transaction agreements and applicable Commission requirements. As mentioned in our letter of February 12, 2021, the Forbearance Best Practices recommend that servicers book modifications/forbearances within two reporting cycles following the execution of the modification/forbearance. For the reasons set forth above and below in this letter, the P6 Master Servicer’s contractual obligations under the P6 PSA must be interpreted in accordance with the terms and provisions of the P6 PSA, which expressly include market practice and industry standards. Accordingly, Forbearance Best Practices, which are reflective of industry practice, cannot be disregarded by the P6 Master Servicer in producing CREFC® Reports and Schedule AL files required to be completed under the P6 PSA. 8 Moreover, according to Midland, in the case of the Subject Loan, it fully boarded the Standstill Agreement in the first reporting cycle following

8 From the CREFC website regarding the CREFC IRP: “The CRE Finance Council Investor Reporting Package (CREFC IRP) is a transparent, standardized set of loan, property, bond and deal level information including numerous report format standards. It also includes guidelines and methodologies to be used in connection with the loan administration required to aggregate and ultimately report all such information. These standards have evolved under the direction of the CREFC Investor Reporting Committee based on feedback from industry stakeholders, which have included Servicers, Certificate Administrators, commercial and investment banks, rating agencies, insurance companies, traders, B-piece buyers and investors. This evolution began with the initial CSSA 100 published in 1996 and has grown to the current CREFC IRP, Version 8.0. Version 8.0 is further supplemented by several interim updates, superseding specific areas within the CREFC IRP, Version 8.0.” (emphasis added)

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the receipt of notice from Lead Servicer of the Standstill Agreement, and its actions therefore exceeded the requirements of the transaction agreement and could not have been performed more promptly.

Further, we continue to believe that P&I advances were made by the P6 Master Servicer as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii) of Regulation AB. In fact, if the P6 Master Servicer had not made P&I Advances on the Subject Loan as required under the P6 PSA, the P6 Master Servicer would likely have been in breach of its obligations under the P6 PSA, in light of (i) the clear language in the Standstill Agreement that the terms of the Loan Documents were unmodified and the payments were still due and owing, and that the Standstill Agreement did not reduce in any manner the amount of principal or interest due under the Note or other Loan Documents, (ii) the Lead Servicer’s reporting of the Standstill Agreement as a forbearance (rather than a formal modification), and (iii) the industry practice outlined in this letter of treating forbearances as moratoriums or deferrals rather than formal or permanent modifications and continuing P&I advancing through the end of any applicable forbearance period.

Significantly, N.Y.U.C.C. Law § 1-303 requires consideration of course of performance, course of dealing and usage of trade in construing an agreement, and provides that: “(e) [e]xcept as otherwise provided in subsection (f), the express terms of an agreement and any applicable course of performance, course of dealing, or usage of trade must be construed whenever reasonable as consistent with each other. If such a construction is unreasonable: (1) express terms prevail over course of performance, course of dealing, and usage of trade; (2) course of performance prevails over course of dealing and usage of trade; and (3) course of dealing prevails over usage of trade.”

According to Midland, a best practices document addressing forbearances and modifications published and disseminated by CREFC (with input from CREFC participants, which include lenders, servicers, investors, and rating agencies in the CRE market) is an appropriate and effective means for servicers like Midland to assess how “prudent institutional commercial mortgage lenders/servicers” would handle a given situation, particularly when the transaction agreements and/or Commission requirements are silent with respect to certain issues and details. In fact, according to Midland, in certain cases Midland’s external auditor specifically tests Midland’s compliance against CREFC best practices, which includes Schedule AL reporting compliance, for purposes of issuing its annual attestation report. Accordingly, Midland reported that it has complied with its obligations in the P6 PSA, including the Servicing Standard, and that there were no material instances of noncompliance.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

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Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq.
Richard Simpson